October 15, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Sean Donahue

Re:	Gastar Exploration Ltd.
Registration Statement on Form S-3
Filed July 24, 2009
File No. 333-160776

Ladies and Gentlemen:

Set forth below are the responses of Gastar Exploration Ltd., an Alberta corporation (“Gastar,” the “Company,” “we”, “our” or “us”), to comments (the “Comments”) received from Mr. Sean Donahue of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2009, with respect to the Company’s Registration Statement on Form S-3 (“Form S-3”) filed with the Commission on July 24, 2009 (File No. 333-160776).

For your convenience, each response is prefaced by the exact text of the corresponding Comment in bolded text. As noted below, the Company respectfully requests that the Commission permit the Company to incorporate additional disclosures relating to the responses to certain of the Comments in future filings.

Registration Statement on Form S-3

General

1.	As you know, on July 30, 2009, the staff issued comments relating to your Form 10-K for the year ended December 31, 2009. We will not be in a position to consider a request for accelerated effectiveness of your Form S-3 until all outstanding issues, including the review of the Form 10-K, have been resolved.

RESPONSE: The Company acknowledges receipt of the staff’s comments relating to the Company’s Form 10-K for the year ended December 31, 2008, filed on March 16, 2009, as well as its Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009, and its Form 10-Q for the fiscal quarter ended March 31, 2009, filed on May 11, 2009. The Company submitted its responses to those comments on August 17, 2009 and October 15, 2009 and will not submit a request for effectiveness of its Form S-3 until the resolution of all outstanding comments regarding its Form 10-K, Proxy Statement, Form 10-Q and Form S-3.

United States Securities and Exchange Commission

October 15, 2009

2.	Please provide updated disclosure with each amendment that you file. For example, provide updated disclosure regarding the lawsuit filed on June 16, 2009, mentioned at page 2. Also, update the list of documents you are incorporating by reference. And monitor your need to provide an updated auditor’s consent.

RESPONSE: The Company will provide any necessary updates to disclosures in each pre-effective amendment to its Form S-3, that it may file, including litigation updates and updates to the list of documents that are incorporated by reference in the Form S-3. The Company will monitor its need to provide an updated auditor’s consent and will provide any such consent, as necessary.

3.	The fee table lists guarantees as among the class of securities to be registered. Advise us why you do not list each of the guarantors as co-registrants. Also explain to us why you fail to include (1) any corresponding legality opinion and (2) all the required signatures from each co-registrant. We may have additional comments.

RESPONSE: The Company acknowledges that the fee table erroneously listed guarantees as a class of securities registered on the Company’s Form S-3. The Company will remove all references to guarantees previously included in the accompanying prospectus and in the forms of senior and subordinated indentures filed as exhibits to its Form S-3 in a pre-effective amendment to its Form S-3.

Material Income Tax Consequences, page 31

4.	We note that you purport to provide a discussion of “material income tax consequences” in this section. However, you suggest that the information you provide is “general” and that holders should seek the advice of their own tax advisors. Moreover, you state that the disclosure is “based upon management’s understanding of the rules”. And you indicate under the subcaption “Income Taxes (sic) Consequences Associated with our Common Shares” that you will provide a description of the material tax consequences in an “applicable prospectus supplement.”

The current and contemplated future disclosure does not appear to meet the requirements of Item 601(b)(8) of Regulation S-K. Because you indicate that the tax consequences are material and include a representation as to such consequences, you need to file as an exhibit (1) an opinion of counsel or of a public accountant or (2) a revalue ruling from the I.R.S. In the alternative, you may indicate that the opinion is set forth in full in the filing. In that case, you will need to file as an exhibit the consent of the opinion-giver, which must be identified as the source of the opinion.

RESPONSE: The Company acknowledges that the disclosure regarding tax consequences was erroneously titled “Material Income Tax Consequences”. As stated in the disclosure, the Company only intended to provide general information regarding certain potential tax consequences facing future investors and did not intend to represent that an offering of securities registered on the Form S-3 would result in material tax consequences to such potential investors. The Company respectfully submits that it is not possible to assess and therefore is not possible to disclose any material tax consequences that may result from a future takedown event until such date as the terms of the securities to be offered are known. Accordingly, the Company did not file as an exhibit to the Form S-3 an opinion of counsel regarding potential material tax consequences resulting from a future offering of securities registered on the Form S-3. In the event the Company offers securities registered on its Form S-3 and the terms of such securities will result in material tax consequences to the potential investors, the Company will discuss all such material tax consequences in the applicable prospectus supplement and will file a supporting tax opinion, as required by Item 601(b)(8) of Regulation S-K, as an exhibit to a Current Report on Form 8-K. The Company will revise the discussion of certain potential tax consequences in a pre-effective amendment to its Form S-3.

United States Securities and Exchange Commission

October 15, 2009

Opinions of Counsel

5.	Confirm that you will file as an exhibit at the time of each takedown a clean legality opinion which (1) covers each of the securities in the takedown and (2) includes no inappropriate assumptions or limitations. Refer to Item 601(b)(5) of Regulation S-K.

RESPONSE: The Company hereby confirms that at the time of each sale of securities registered on its Form S-3 it will file as an exhibit to the applicable prospectus supplement a clean legality opinion in compliance with Item 601(b)(5) of Regulation S-K which covers each of the securities sold in the takedown offering and such legality opinion will not include any inappropriate assumptions or limitations.

Exhibit 5.1

6.	Obtain and file as an exhibit a new or revised opinion that addresses whether the rights you include in this registration statement are legal and binding obligations of the registrant under applicable law.

RESPONSE: The Company will obtain and file as an exhibit to a pre-effective amendment to its Form S-3 a revised legality opinion from Burnett, Duckworth & Palmer LLP, which further provides that the rights registered on its Form S-3 will be legal and binding obligations of the Company under applicable law when issued.

Exhibit 5.2

7.	Counsel limits its opinion to New York and federal law. However, it is unclear why it excludes from its opinion the laws of the registrant’s jurisdiction of incorporation or organization. Please obtain and file as an exhibit a new or revised opinion that addresses this comment.

RESPONSE: The Company respectfully submits that the opinion of Vinson & Elkins L.L.P., filed as Exhibit 5.2 to the Form S-3, is limited to New York and federal law because such opinion is limited to the debt securities registered on the Company’s Form S-3, and the applicable forms of senior and subordinated indentures relating to the debt securities are governed by New York law. The Company respectfully notes that the opinion of Burnett, Duckworth & Palmer LLP, filed as Exhibit 5.1 to the Form S-3, covers the laws of the Company’s jurisdiction of incorporation.

In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at 713-739-0455 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

/s/ MICHAEL A. GERLICH

Michael A. Gerlich
Vice President and Chief Financial Officer